UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Occurrence of Causes for Subsidiary’s Dissolution

Subsidiary company	POSCO CNGR Nickel Solution Co., Ltd.	’s material business matters to report

1. Cause for dissolution		Dissolution by resolution at the extraordinary general shareholders’ meeting in accordance with Subparagraph 2 of Article 517 of the Commercial Act

2. Details of dissolution		Implementation of liquidation procedures through resolution for dissolution and appointment of a liquidator

3. Occurrence (decision) date of dissolution cause		February 11, 2025

-Attendance of outside directors	Present (No.)	-
	Absent (No.)	-

-Attendance of auditors (members of Audit Committee)		-

4. Other matters to be factored into investment decisions

- The “3. Occurrence (decision) date of dissolution cause” above refers to The date of resolution at The extraordinary general shareholders’ meeting of POSCO CNGR Nickel Solution Co., Ltd..

- POSCO CNGR Nickel Solution Co., Ltd. will be withdrawn from being a subsidiary of POSCO Holdings upon the completion of the liquidation process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date:	February 11, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President